UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

______________

FORM 8-K

______________

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of report (Date of earliest event reported):  July 18, 2016

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky  41012-0391
Registrant’s telephone number, including area code (859) 815-3333

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On July 20, 2016, William G. Dempsey, a long-time pharmaceutical industry executive, was elected to serve on the Board of Directors of Ashland Inc. (“Ashland”) effective immediately.  Mr. Dempsey will serve on the Board’s Audit Committee and Governance and Nominating Committee, and he will enter into Ashland’s standard Director Indemnification Agreement.  Mr. Dempsey will receive compensation as a non-employee director in accordance with Ashland’s non-employee director compensation program described under the caption “Compensation of Directors” in Ashland’s definitive proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission on December 4, 2015.  Under the non-employee director compensation program, Mr. Dempsey will receive an initial grant of restricted shares, as well as cash fees and a grant of restricted stock units, pro-rated from the date of appointment until the next annual meeting of shareholders.  Mr. Dempsey is expected to stand for election with all of Ashland’s other directors at the Company’s 2017 annual meeting of shareholders.
The election of Mr. Dempsey to Ashland’s Board of Directors is discussed in more detail in the news release attached hereto as Exhibit 99.1, which is incorporated by reference into this Item 5.02.
In addition, on July 18, 2016, Roger W. Hale informed Ashland of his intent to retire from the Board of Directors after 15 years of service, effective July 22, 2016.

Item 8.01.	Other Events

On July 20, 2016, Ashland issued a news release (the “News Release”) relating to the election of Mr. Dempsey to the Board of Directors.
The News Release is attached as Exhibit 99.1 to this Form 8-K and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits
Exhibit	Description
99.1	News Release dated July 20, 2016

Non-solicitation
A registration statement relating to the securities of Ashland Global Holdings Inc. in connection with the reorganization of Ashland under a new holding company has been filed with the SEC but has not yet become effective. The securities subject to such registration statement may not be sold, nor may offers to buy such securities be accepted, before the time the registration statement becomes effective. This Form 8-K shall not constitute an offer to sell or a solicitation of an offer to buy such securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Additional Information and Where to Find It
In connection with the reorganization, Ashland filed with the SEC the Ashland Global Holdings Inc. registration statement (the "Ashland Global Registration Statement") that includes a proxy statement of Ashland Inc. that also constitutes a prospectus of Ashland Global Holdings Inc. with respect to the securities of Ashland Global Holdings Inc. (the Ashland Global Registration Statement has not yet been declared effective). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT ASHLAND INC., ASHLAND GLOBAL HOLDINGS INC. AND THE REORGANIZATION. A definitive proxy statement will be sent to shareholders of Ashland Inc. seeking approval of the reorganization after the Ashland Global Registration Statement is declared effective. The proxy statement/prospectus and other documents relating to the reorganization can be obtained free of charge from the SEC website at www.sec.gov.

Participants in Solicitation
This communication is not a solicitation of a proxy from any investor or shareholder. However, Ashland Inc., Ashland Global Holdings Inc. and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the reorganization under the rules of the SEC. Information regarding Ashland

Inc.'s directors and executive officers may be found in its definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on December 4, 2015 and in the proxy statement/prospectus included in the Ashland Global Registration Statement. Information regarding Ashland Global Holdings Inc.'s directors and executive officers may be found in the proxy statement/prospectus included in the Ashland Global Registration Statement. These documents can be obtained free of charge from the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASHLAND INC.
(Registrant)

July 20, 2016	/s/ Peter J. Ganz
Peter J. Ganz
Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

99.1	News Release dated July 20, 2016